UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (excluding Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Resale Registration Statement, and the registration statement on Form F-3 (Registration Number 333-297091) of the Company, filed by the Company with the SEC on July 24, 2026, and into each prospectus or prospectus supplement outstanding under such registration statement, and ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Purchase of SOL; Digital Asset Treasury Update

On August 20, 2026, Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”), announced that it had purchased an additional 1,000 SOL, the native token of the Solana network. Following such purchase, the Company held approximately 1.25M SOL in the aggregate. Based on a market price of $85 per SOL as reported by Kraken as of 16:30 EDT on August 19, 2026, the aggregate market value of the Company’s SOL holdings exceeded $100 million as of such date and time.

The market value of the Company’s SOL holdings set forth in this Report is an unaudited estimate, is presented as of the date and time indicated and is not updated on a real-time basis. Such market value was calculated by multiplying the Company’s estimated aggregate SOL holdings, which include SOL that is staked, subject to unbonding or lock-up periods, or held through third-party custodians or liquid staking arrangements, by a market price for SOL reported by a single third-party trading venue as of a specified time, which price the Company has not independently verified. Such market value does not represent the proceeds the Company would realize upon an actual disposition of its SOL holdings, which would be subject to market liquidity, price slippage, transaction costs, custody and validator arrangements, and applicable taxes, and may differ materially from the carrying value of the Company’s digital assets as reported in the Company’s financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. None of the figures set forth in this Report has been audited, reviewed or reported on by the Company’s independent registered public accounting firm. The market price of SOL is highly volatile, and the market value of the Company’s SOL holdings may increase or decrease substantially within a short period of time, including below $100 million.

Holdings Dashboard

References in this Report and in Exhibit 99.1 hereto to the Company’s digital asset holdings dashboard and to the Company’s website are intended to be inactive textual references only. The information contained on, or accessible through, the dashboard or the Company’s website is not incorporated by reference into, and does not form a part of, this Report or any registration statement of the Company, and should not be relied upon in connection with any investment decision regarding the Company’s securities.

Press Release

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K. The information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to any such filing.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company’s intention to continue accumulating SOL, the market value of the Company’s SOL holdings, the Company’s expansion into AI infrastructure and other complementary infrastructure opportunities and the anticipated benefits thereof, and the Company’s ability to create long-term value for shareholders. These forward-looking statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated, including volatility in the price of SOL and other digital assets, the possibility that the market value of the Company’s SOL holdings may decline substantially, including below $100 million, in a short period of time, the Company’s ability to identify, finance, and execute its AI infrastructure initiatives and to realize the anticipated benefits of those initiatives, regulatory developments affecting digital assets, and risks relating to staking, custody, and third-party service providers. Additional information regarding these risks can be found in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

Exhibit No.	Description
99.1	Press release, dated August 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

3